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                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT

                            METLIFE TARGET MATURITY

                       SUPPLEMENT DATED OCTOBER 18, 2007
                                     TO THE
                PROSPECTUS DATED APRIL 30, 2007, AS SUPPLEMENTED

This supplements the information contained in the Prospectus for the Annuity Contract listed above. This Supplement should be read in its entirety and kept together with the Prospectus for future reference.

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

In consideration of these regulations, the Contract/Certificate is no longer available for purchase as a transfer.




Book 28                                                             October 2007